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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LaBranche & Co Inc.
(Name of Subject Company)

LaBranche & Co Inc.
(Name of Filing Person—Issuer)

Series B Preferred Stock, par value $.01 per share
(Title of Class of Securities)

505447 30 0
(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV
LaBranche & Co Inc.
One Exchange Plaza
New York, New York 10006
(212) 425-1144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Offeror)

Copies to:
Jeffrey M. Marks
Steven I. Suzzan
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$42,634,121	$5,401.74

*
The amount assumes the purchase of all of the 39,185.773 outstanding shares of Series B preferred stock, par value $0.01 per share, of LaBranche & Co Inc. (the "Shares"), at a price per Share of $1,000 in cash plus accrued but unpaid dividends up to, but not including, the payment date.

**
Calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004, as $126.70 per million of the transaction value.

        ☐     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third-party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche"). This Schedule TO relates to the offer by LaBranche to purchase any and all of the outstanding shares of its Series B preferred stock (the "Shares") at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated June 14, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10. Financial Statements.

        The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of LaBranche are not required.

Item 12. Exhibits.

        The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated June 14, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	None.
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13e-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LaBRANCHE & CO INC.
By:	/s/ Harvey S. Traison Harvey S. Traison Senior Vice President and Chief Financial Officer

Dated: June 14, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 14, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	None
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX